Ex-12c



                                  IDACORP, Inc.
                       Consolidated Financial Information
            Supplemental Ratio of Earnings to Combined Fixed Charges
                      and Preferred Dividends Requirements

                                                                                           Twelve Months Ended December 31,
                                                                                                (Thousands of Dollars)

                                                                                   1996      1997      1998       1999      2000
                                                                                   ----      ----      ----       ----      ----
Earnings, as defined:
  Income before income taxes....................................................$135,247  $133,570   $133,806   $137,021  $210,701
  Adjust for distributed income of equity investees.............................  (1,413)   (3,943)    (4,697)      (837)   (3,116)
  Equity in loss of equity method investments...................................       0         0        458        435       186
  Minority interest in losses of majority owned subs............................       0         0       (125)       (37)   (1,468)
  Supplemental fixed charges and preferred dividends, as below..................  73,018    72,208     72,496     74,800    75,804
                                                                                --------- ---------  --------   --------- ---------
      Total earnings, as defined................................................$206,852  $201,835   $201,938   $211,382  $282,107
                                                                                ========= =========  =========  ========= =========
Fixed charges, as defined:
  Interest charges.............................................................. $57,348   $60,761    $60,677    $62,975   $63,339
  Preferred stock dividends of subsidiaries-gross up-Idacorp rate...............  12,079     7,891      8,445      8,313     8,886
  Rental interest factor........................................................     991       982        801        955     1,036
                                                                                --------- ---------  --------   --------- ---------
      Total fixed charges.......................................................  70,418    69,634     69,923     72,243    73,261
  Supplemental increment to fixed charges*......................................   2,600     2,574      2,573      2,557     2,543
                                                                                --------- ---------  --------   --------- ---------
  Supplemental fixed charges....................................................  73,018    72,208     72,496     74,800    75,804
  Preferred dividends requirements..............................................       0         0          0          0         0
                                                                                --------- ---------  --------   --------- ---------
     Total combined supplemental fixed charges and preferred dividends.......... $73,018   $72,208    $72,496    $74,800   $75,804
                                                                                ========= =========  =========  ========= =========
Supplemental ratio of earnings to combined fixed charges and preferred dividends    2.83 x    2.80 x     2.79 x     2.83 x    3.72 x
                                                                                ========= =========  =========  ========= =========


* Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam Inc. notes which are already included in operation expenses